December 14, 2010
Ms. Leigh Ann Schultz
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Reply to SEC comment letter dated November 19, 2010
DPAC Technologies Corp.
	-	Form 10-K for the year ended December 31, 2009
	-	Form 10-Q for the quarter ended September 30, 2010
	-	File No. 000-14843
Dear Ms. Schultz:
Per your review of the above listed filings of DPAC Technologies Corp., we have provided explanations, supplementary information and indicated future adoption of your recommendations on the items detailed in your letter. We have approached our responses by listing the item number and full comment and then have included DPAC’s detailed explanation immediately following the item.
We appreciate the opportunity to have received your assistance with the applicable disclosure requirements in order to enhance the overall disclosure in the DPAC Filings. Please feel free to call me at the telephone number listed at the end of this letter, or contact me in any way, to address additional questions or comments.
Form 10-K for the fiscal year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20.
Critical Accounting Policies and Estimates, page 20
Goodwill and Intangibles, page 22
1.	Based on the impairment testing performed as of December 31, 2009, tell us whether the fair value of your single reporting unit was substantially in excess of its carrying amount. In that regard, if your single reporting unit is at risk of failing step one of the goodwill impairment model, please consider the following in future filings:
•	Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

•	You indicate that you utilized more than one model in your evaluation. Accordingly, please describe the two models identified in your disclosure, disclose why you believe those models are the most appropriate in your circumstances and disclose how you weighted the results of the individual approaches.

•	Clarify the nature of the key assumptions for the individual models, including how those key assumptions were determined.

•	Provide a discussion of the degree of uncertainty associated with the key assumptions.

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
If you believe your single reporting unit is not at risk of failing step one of the goodwill impairment testing model, please disclose that conclusion in future filings.
Company response:
Based on our impairment testing performed as of December 31, 2009, the fair value of our single reporting unit exceeded its carrying value by approximately $950,000, which we believe to be substantial and not indicative of potential impairment. As the total of the Company’s fair value exceeded the carrying value of net assets, it passed the first step of the impairment test and, accordingly, the second step was not required to be performed.
In future filings we will further describe the two models, if utilized, if our single reporting unit is deemed to be at risk of failing step one of the goodwill impairment model, and we will provide the additional disclosures, as appropriate, as outlined above. Additionally, should our single reporting unit not be at risk of failing step one of the goodwill testing model; we will disclose that conclusion in future filings.
2.	We see that your balance sheet also includes a significant amount of indefinite-lived intangible assets. In future filings please disclose how you evaluate those assets for impairment, including how you measure fair value. Please also describe how you evaluate those assets in assessing whether they continue to be indefinite-lived. Further, also describe the nature and extent of uncertainties, subjective assumptions and management judgment underlying your determinations.
Company response:
In future filings, we will expand our disclosure regarding our evaluation for impairment of indefinite-lived intangible assets and our measurement methods of fair value. Additionally, we will include disclosure on how we evaluate these assets in assessing whether they continue to be indefinite-lived, including the nature and extent of the uncertainties and subjective assumptions underlying our determinations.
Liquidity and Capital Resources, page 27
3.	In light of the significance of your borrowings and low liquidity, in future filings enhance the discussion of contractual obligations to also address the cash requirements of your borrowings. For guidance, please refer to Section IV of Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Company response:
In future filings, we will further enhance the discussion of our contractual obligations and cash requirements of our borrowings, as suggested above.
4.	As a related matter, we note that you were in violation of certain debt covenants during 2009. Accordingly, as appropriate, future disclosure should also consider the guidance related to debt covenants as set forth in subsection C of Section IV of Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Company response:
 For future filings, we will look to the above referenced guidance related to debt covenants and provide disclosures accordingly.
Item 8. Consolidated Financial Statements, page F-1
Consolidated Balance Sheets, page F-3
5.	In future filings disclose the amount of goodwill as a separate item on the balance sheet. Refer to FASB ASC 350-20-45-1.
Company response:
In future filings, we will disclose the amount of goodwill as a separate item on our balance sheets, as note above.
Note 1 Summary of Significant Accounting Policies, page F-7
Goodwill and Intangible Assets, page F-10
6.	We note the disclosure that goodwill is tested for impairment annually. Please revise future filings to disclose the date on which you perform the goodwill impairment test each year.
Company response:
In future filings we will specify the date on which the goodwill impairment test is conducted each year, as noted above.
7.	In future filings please disclose the individual carrying amounts of the indefinite-lived trade name and customer list. Refer to FASB ASC 350-30-50-2b.

Company response:
In future filings we will disclose the individual carrying amounts of our indefinite-lived assets, as noted in your comment above.
8.	As a related matter, please tell us the basis in FASB Codification Topic 350-30 for your determination that the customer list has an indefinite life.
Company response:
The customer list had a cost basis of $10,000 and had previously been fully amortized. It was an oversight to reference the customer list in the disclosure and it will not be referenced in future disclosures.
Amortizable Intangible Assets, page F-10
9.	In future filings please disclose the gross carrying amount and accumulated amortization for each major class of intangible asset, such as the developed technology and customer related intangible assets. Refer to FASB ASC 350-30-50-2a.
Company response:
We will in future filings provide disclosure for each major class of intangible asset as referenced above.
Note 3 — Inventories, page F-16
10.	Under FASB ASC 330-10-35-14 and SAB Topic 5-BB, inventory impairment charges establish a new cost basis for inventories. Accordingly, tell us why you believe it is consistent with GAAP to characterize inventory impairment charges as establishing “reserves”. Also, with respect to the tabular disclosure, tell us why the reported “reserve” should not be netted against the amounts of the individual categories of inventory for financial reporting purposes. Explain the basis in GAAP for your view.
Company response:
We make ongoing estimations relating to our ability to sell inventory quantities on hand at the end of each reporting period. These estimations are based upon our assumptions about future demand for our products, potential technological obsolescence and market conditions. Based on these assumptions we determine amounts of inventory we believe to be in excess of our near- term requirements and which may become potentially obsolete and establish a reserve against these items. We believe that providing the amount of the reserve in our tabular disclosure provides transparent information regarding the cost and estimated potential obsolescence of our inventory. We will add explanatory language in future filings clarifying the nature of the reserve.

We understand that according to SAB Topic 5-BB, “...a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.” Our recorded reserve is not a write-down of inventory to lower of cost or market. We point to additional guidance under SAB Topic 5-BB that states, “Lastly, Opinion 20 provides “inventory obsolescence” as one of the items subject to estimation and changes in estimates under the guidance in paragraphs 10-11 and 31-33 of that Opinion.” That is further clarified in FASB ASC 250-10-50-4, “Change in Accounting Estimate” which states, ”...Disclosure of those effects is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in the estimate is material.”
For inventory items where we do have a lower of cost or market issue, we do create a new cost basis for the item.
Note 6 — Debt, page F-18
11.	We see that you were not in compliance with “certain” covenants of your bank credit facility in 2009. In future filings please provide a description of the primary covenants of your borrowings. In the event that you fail to comply with covenants of your borrowings, please also clarify the nature of the specific covenants with which you were not in compliance. To the extent material to an understanding of the borrowing arrangements, also clarify events of default and potential remedies, as set forth in the underlying agreements.
Company response:
In future filings, we will provide a description of the primary covenants of our borrowings and will identify any covenants with which we are not in compliance. We also will clarify, to the extent material to an understanding of the borrowing arrangements, the events of default and potential remedies set forth in the underlying agreements.
12.	We see your verbal agreement of understanding negotiated in November 2009 to modify the obligation with the State of Ohio has not been formalized in writing. Please tell us when you expect this agreement which was reached approximately one year ago to be formalized in writing. Also, tell us why, absent the formal agreement, you have not classified the debt as current.
Company response:
The terms of the understanding referenced above were formalized during the second quarter of 2010 by means of a new amortization table regarding payment of the debt, structured as an Allonge to the original instrument from the Director of Development of the State of Ohio, the effect of which was to acknowledge the revised payment terms of our loan agreement. The modification deferred all monthly principal payments for a period of 12 months from November 2009 through October 2010 and extended the maturity date of the note from February 2011 to February 2013. The original loan agreement was never voided and it would not have been appropriate to classify the debt as current.

Form 10-Q for the Quarterly Period Ended September 30, 2010
Item 1. Financial Statements
Note 5, Debt, page 11
13.	You disclose that because of cash constraints you are unable to meet the terms of the repayment agreement of the subordinated debt. Please tell us whether you are in default of the subordinated debt and tell us why it continues to be appropriate to classify the debt as long-term.
Company response:
To clarify, the subordinated debt consists of two tranches, the original loan amount of $1,200,000 and a second tranche of $250,000. The disclosure was intended to clarify that we were and are in default on the agreed upon repayment terms for the remaining balance of the second tranche of subordinated debt, the balance of which was $195,000 at September 30, 2010. This amount is classified as current. We are not in default with respect to the repayment terms pertaining to the original tranche of subordinated debt of $1,200,000, and which balance is accordingly classified as long-term.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Results of Operations, page 18
Net Sales, page 18
14.	In future filings, please more fully describe the material factors and trends contributing to significant changes in net sales. Specifically, we noted discussion in your third quarter 2010 financial press release attributing changes in revenue to “progress in resolving several of the supply chain challenges” which was not described in MD&A. Generally, the discussion of revenues should describe the underlying business reasons for factors cited as responsible for material changes in revenues, such as changes arising from varying demand, changing prices, new or eliminated products, new or declining markets, variances in domestic compared to international sales, changing the nature or number of distribution channels and other significant matters. Additionally, the discussion should also indicate whether any known factors or trends will impact future results. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation; Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Company response:
In future filings we will expand our disclosures to more fully describe material factors and trends and other underlying drivers contributing to or reasonably expected to contribute to significant changes in net sales, taking into account the underlying factors and trends such as referenced above and other material factors and trends.
Liquidity and Capital Resources, page 21
15.	We note your low cash balance, working capital deficit and the disclosure that you are, in part, dependant on the bank credit line to finance your operations. We also note that your bank credit line matures in December 2010. Please tell us, with a view toward disclosure in future filings, how you plan to satisfy the bank credit line at maturity. Also describe the potential consequences on your liquidity if the bank declines to further extend the credit arrangement.
Company response:
We are in discussions with the Bank and have requested a further extension of the maturity date for the line of credit, on which they have indicated a willingness to extend maturity to March 2011, subject to the bank’s internal approval process, which has not been completed as of the date of this response.
We are currently talking to a number of other potential lenders with the intent of replacing the bank line with a new facility; however, we have not at this time received a commitment from another source that could replace the bank line in its entirety. We are also pursuing other options, including the possibility of equity funding.
In future filings, we will disclose our plans with respect to refinancing, or otherwise addressing, debt obligations with near term maturity that would have a material impact on liquidity. Further, we will describe that if we are unable to extend or refinance our bank line of credit, it would materially impact our liquidity and our ability to continue as a going concern, and additionally, to the extent relevant, that the senior subordinated debt and the Ohio Development loan are subject to acceleration upon an acceleration of repayment of the senior debt.
Form 8-K Dated November 18, 2010
16.	We note that you present “non-GAAP net income (loss)” in your third quarter 2010 financial results press release. If you present non-GAAP financial measures in future earnings releases, please also provide (1) a statement disclosing the reasons management believes the non-GAAP financial measure provides useful information to investors regarding your company’s financial condition and results of operations and (2) to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure. Refer to Item 10(e)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

Company response:
If we present non-GAAP financial measures in future earning releases, we will provide a statement disclosing the reasons for management’s belief that the non-GAAP financial measures provide useful information to investors and, to the extent material, a statement disclosing any additional purposes for which management uses the non-GAAP financial measures.
Additionally, we acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the above mentioned filings; that the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very Truly Yours,
Stephen J. Vukadinovich
Chief Financial Officer,
DPAC Technologies Corp.
Cell: 714-721-6139
FAX: 330-655-9020